UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT
OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-55024

SPROTT INC.

(Exact name of registrant as specified in its charter)

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	¨	Rule 12h-6(d)	x

(for equity securities)		(for successor companies)

Rule 12h-6(c)	¨	Rule 12h-6(i)	¨

(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.
Sprott Inc., or Sprott, is a successor issuer that is filing this Form 15F pursuant to Rule 12h-6(d) and is relying on the reporting history of Sprott Resource Lending Corporation, or SRLC, the issuer to which Sprott has succeeded under Rule 12g-3. On May 8, 2013, Sprott and SRLC entered into a Plan of Arrangement, which was approved by the shareholders of SRLC at a meeting held on July 18, 2013. Pursuant to the orders of the Ontario Superior Court of Justice, the Plan of Arrangement became effective on July 24, 2013 with Sprott completing the acquisition of 100% of the issued capital of SRLC on July 24, 2013.

SRLC first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, through its predecessor Cornucopia Resources Ltd. on January 29, 1988.

B.
SRLC has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

Sprott's securities have never been sold in the United States in a registered offering under the Securities Act of 1933.

Item 3.	Foreign Listing and Primary Trading Market

A.
Sprott has maintained a listing of its common shares on the Toronto Stock Exchange, or TSX, which is located in the jurisdiction of Ontario, Canada.  The TSX constitutes the primary trading market for Sprott's common shares.

B.	Sprott's shares were listed on the TSX on May 15, 2008. Sprott has maintained a listing of its common shares since that date, which is more than 12 months preceding the filing of this Form.

C.	During the 12-month period beginning August 1, 2012 and ending July 31, 2013, trading of Sprott shares in Canada constituted 97.03% of the trading in the Sprott's common shares.

Item 4.	Comparative Trading Volume Data

Sprott's trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A.	The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 1, 2012 to July 31, 2013.

B.	During this 12-month period, the average daily trading volume of Sprott's common shares in the United States and on a worldwide basis was 3,187 shares and 107,387 shares, respectively.

C.
For the same 12-month period, the average daily trading volume of common shares of Sprott traded in the United States represented 2.97% of the average trading volume of that class of securities on a worldwide basis.

D.	Not applicable.

E.	Sprott has not terminated a sponsored ADR facility regarding its common shares.

F.
Sprott used Bloomberg as the source of trading volume information with respect to trading on the TSX and Canadian alternative exchanges (such as Chix-X Canada ATS Ltd., Alpha Exchange Inc., TriAct Canada Marketplace, TMX Select, Omega ATS and Pure Trading) and OTCMarkets as source of trading volume information with respect to trading on OTCMarkets in the U.S. to determine whether it meets the requirements of Rule 12h-6.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.
As required by Rule 12h-6(h), Sprott published a notice disclosing its intent to terminate its duty, as a successor issuer to SRLC, to file reports under Section 13(a) and Section 15(d) of the Exchange Act on July 24, 2013.

B.
The notice was released on the TSX and disseminated via the Canada News Wire service which confirmed to Sprott that the notice would be distributed through its newswire in the United States. In addition, the notice is attached as an exhibit to this Form 15F and was posted on Sprott's website (http://www.sprottinc.com).

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in Sprott's primary trading market on which it will publish the information required under Rule 12g3-2(b)(1)(iii) is www.sedar.com.

PART III

Item 10.	Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Sprott's intent to terminate its duty, as a successor issuer to SRLC, to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Sprott Inc, has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Sprott Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

SPROTT INC.

By:	/s/ Steven Rostowsky

Name:	Steven Rostowsky

Title:	Chief Financial Officer

Dated:	August 19, 2013

Exhibit

Sprott Inc. and Sprott Resource Lending Corp. Announce Closing of Plan of Arrangement

Toronto, ON – July 24, 2013 /CNW/ - Sprott Inc. ("Sprott" or "the Company") (TSX: SII) and Sprott Resource Lending Corp. ("SRLC" or "Sprott Resource Lending") (TSX:SIL; NYSE MKT:SILU) announce today that Sprott has completed its previously announced acquisition of all of the outstanding common shares of SRLC pursuant to the terms of a plan of arrangement (the "Arrangement"). As a result, SRLC has become a wholly-owned subsidiary of Sprott. It is anticipated that the common shares of SRLC will be suspended from trading before the market opens on July 25, 2013 on the NYSE MKT LLC and no longer be listed for trading on the NYSE MKT LLC on or about August 5, 2013 or on the Toronto Stock Exchange on or about July 29, 2013. Sprott will also cause SRLC to submit an application to cease to be a reporting issuer in each reporting jurisdiction in Canada. Under the terms of the Arrangement, each former shareholder of SRLC will be entitled to receive one-half of one Sprott common share and $0.15 in cash for each SRLC common share held.

Pursuant to Rule 12(g)(3) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sprott has succeeded to the Section 12 registration, and Section 13(a) reporting obligations under the Exchange Act, of SRLC. However, Sprott intends to file a Form 15F, as soon as practicable on or about August 5, 2013, with the United States Securities and Exchange Commission ("SEC") to voluntarily terminate the registration of the SRLC common shares under Section 12(g) as well as SRLC's reporting obligations under Section 13(a) of the Exchange Act. Pursuant to Rule 12(h)-(6) under the Exchange Act, the SEC permits a foreign private issuer to terminate the registration of a class of securities under Section 12(g) of the Exchange Act if it meets certain requirements. Upon the filing of the Form 15F, the Company's reporting obligations under the Exchange Act will be suspended immediately and will terminate no more than 90 days after the filing, barring any objections from the SEC.

SRLC shareholders requiring assistance with submitting their shares for exchange should contact their broker or Equity Financial Trust Company at 1-866-393-4891 or corporateactions@equityfinancialtrust.com.

About Sprott

Sprott is a leading independent asset manager dedicated to achieving superior returns for its clients over the long term. The Company currently operates through four business units: Sprott Asset Management LP, Sprott Private Wealth LP, Sprott Consulting LP, and Sprott U.S. Holdings Inc. Sprott Asset Management is the investment manager of the Sprott family of mutual funds and hedge funds and discretionary managed accounts; Sprott Private Wealth provides wealth management services to high net worth individuals; and Sprott Consulting provides management, administrative and consulting services to other companies. Sprott U.S. Holdings Inc. includes Sprott Global Resource Investments Ltd, Sprott Asset Management USA Inc., and Resource Capital Investments Corporation. Sprott is headquartered in Toronto, Canada, and is listed on the Toronto Stock Exchange under the symbol "SII". For more information on Sprott, please visit www.sprottinc.com.

About Sprott Resource Lending

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis.  Headquartered in Toronto, SIL seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower.  Pursuant to a management services agreement and a partnership agreement, Sprott Lending Consulting Limited Partnership ("SLCLP") provides Sprott Resource Lending with day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com).  For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com).

Forward-Looking Statements

This document includes certain statements that constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). These statements include statements regarding Sprott's or Sprott Resource Lending's intent, or the beliefs or current expectations of Sprott's or Sprott Resource Lending's officers and directors. Such statements are typically identified by words such as "believe", "anticipate", "estimate", "project", "intend", "expect", "may", "will", "plan", "should", "would", "contemplate", "possible", "attempts", "seeks" and similar expressions. Forward-looking statements may relate to Sprott's or Sprott Resource Lending's future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond Sprott's or Sprott Resource Lending's control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, neither Sprott nor Sprott Resource Lending assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

Investor contact information:

Sprott Resource Lending Corp.

Jim Grosdanis
Chief Financial Officer
(416) 943-4698
jgrosdanis@sprottlending.com

-or-

Narinder Nagra
President and Chief Operating Officer
(604) 488-8719
nnagra@sprottlending.com

Sprott Inc. Glen Williams Director of Communications (416) 943-4394 gwilliams@sprott.com